NXT REPORTS SECOND QUARTER FINANCIAL AND OPERATIONAL RESULTS

CALGARY, ALBERTA – September 6, 2007. Energy Exploration Technologies Inc, (“NXT” or the “Company”) is pleased to announce its financial and operating results for the six months ended June 30, 2007.  The unaudited consolidated financial statements and management discussion and analysis were filed August 29, 2007 on SEDAR at www.sedar.com.  These reports are also available on EDGAR at www.sec.gov/edgar.shtml or on the Company’s website at www.nxtenergy.com.

Message to Shareholders:

We are pleased to report our financial results for the six month period ended June 30, 2007.  The completion of Stress Field Detection (“SFD”) contracts in the second quarter of 2007 resulted in the recognition of US $2,480,000 (Cdn $))2,764,000) of SFD survey revenue. We are also pleased to report net income of US $749,000 for the first half of the year and three consecutive quarters of positive cash flow generated from operating activities.  We believe these financial results signify a turning point in the Company’s history.  We now have a core team, the right business plan and a growing customer base, which is expected to lead to continued profitability.  We are grateful to the many shareholders who have supported the Company throughout the years to make this accomplishment possible.  We intend to build on this success and look to the future with confidence.

Following the implementation of the 2006 business plan, we have completed SFD surveys for four independent clients.  These clients are now actively pursuing the SFD prospects identified in these surveys.  Most notably, Pengrowth Corporation has accumulated a significant land position on the trend in the Puskwa area of Alberta based upon the SFD recommendations.  Follow up seismic has confirmed the SFD prospects. Third party wells drilled along the trend have established a prolific regional oil play.

We are pleased that Pengrowth has incorporated the SFD survey system in a significant exploration program.  Management of Pengrowth has given presentations in various investor forums which mentioned the potential value of the SFD to rapidly identify oil and natural gas prospects at low cost and risk.  This support coupled with the endorsement of other clients is creating a growing interest in utilizing our services within the oil and gas community.

On August 27, 2007 we announced Cdn. $9.0 million of new contracts, creating an order book of surveys to be completed through the balance of the third and fourth quarters of 2007 and into 2008.  We are confident that we will add to our order book from both existing and new clients.

To meet growing operational demands, in the last eighteen months we have achieved significant advancements in our overall capabilities.  Accomplishments include the development of enhanced data collection hardware and software, the introduction of a new generation of sensors and an increase in the number of operational SFD sensors.  Additionally, we have increased interpretation capacity through the hiring of several key members to our technical staff and the ongoing identification of SFD signal templates. During the remainder of 2007 we plan to complete the implementation of a new interpretation theatre and to acquire an aircraft managed and operated by a third party.

We believe that the business plan that we embarked upon in early 2006 is working.  We have repositioned ourselves successfully as an oil and gas service provider with a revenue model based upon survey and interpretation fees and royalties.  We have now achieved positive earnings, increased our operational capacity and achieved visible success that is gaining industry acceptance.  We are confident that we are well positioned for continued growth in the future.

Once again, we thank you for your ongoing support.

NXT is in the business of providing wide-area airborne exploration services to the oil and gas industry. The Company utilizes its proprietary SFD Survey System to offer its clients a unique, low cost service to rapidly identify sub-surface structures with reservoir potential in sedimentary basins with no environmental impact. The value of the service is providing clients with an efficient, cost effective method of surveying large areas and delivering an inventory of SFD prospects with high potential. The SFD-based exploration process substantially reduces the need for 2-D reconnaissance seismic thus saving clients valuable time and money.

Additional information about NXT and the SFD technology is available on the Company’s website www.nxtenergy.com.

For more information contact:

Ken Rogers, VP Finance and CFO

Energy Exploration Technologies Inc.

505 - 3rd Street, S.W., Suite 1400

Calgary, Alberta, Canada T2P 3E6

Tel:

(403) 264-7020

Fax:

(403) 264-6442

info@nxtenergy.com

www.nxtenergy.com

Forward-Looking Statements

This news release may include forward-looking statements including opinions, assumptions, estimates and expectations of future prospects for the Company and financial projections.  When used in this document, the words "anticipate," "believe," "estimate," "expect," "intend," "may," "project," "plan," "will," "should" and similar expressions are intended to be among the statements that identify forward-looking statements.  Forward-looking statements are subject to a wide range of risks and uncertainties, and although the Company believes that the expectations represented by such forward-looking statements are reasonable; there can be no assurance that such expectations will be realized.  Any number of important factors could cause actual results to differ materially from those in the forward-looking statements including, but not limited to, the volatility of oil and gas prices, the ability to implement corporate strategies, the state of capital markets, the ability to obtain financing, changes in the oil and gas industry, operating risks, changes in general economic conditions and other factors more fully described from time to time in the reports and filings made by the Company with securities regulatory authorities.

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